UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384200

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200

1.	Names of reporting persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,633,230(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 6,633,230(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,633,230 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.2%
14.	Type of reporting person (see instructions) OO

(1)	Includes 707,882 shares of BFC’s Class B Common Stock held by Levan Partners LLC. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of reporting persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,403,608(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,403,608(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,403,608(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person (see instructions) CO

(1)	Includes 133,314 shares of BFC’s Class B Common Stock held by Florida Partners Corporation. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of reporting persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,019,456(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,019,456(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,019,456(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.8%
14.	Type of reporting person (see instructions) PN

(1)	Represents shares of BFC’s Class B Common Stock held by Levan BFC Stock Partners LP. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

Amendment to Schedule 13D

This Amendment to Schedule 13D (this “Amendment”) is being filed by the above-referenced reporting persons (the “Reporting Persons”) to amend the Amended and Restated Schedule 13D filed on December 14, 2007 (the “2007 Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”).

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

I.R.E. Properties, Inc. (“I.R.E. Properties”) and Levan Enterprises, Ltd. (“Levan Enterprises”), former members of the group of Reporting Persons, have been liquidated and dissolved, and their respective assets, which in the case of I.R.E. Properties included 4,662,929 shares of BFC’s Class A Common Stock and 561,017 shares of BFC’s Class B Common Stock, and in the case of Levan Enterprises included 1,262,419 shares of BFC’s Class A Common Stock and 146,865 shares of BFC’s Class B Common Stock, were transferred to Levan Partners LLC (“Levan Partners”). As a result, Levan Partners is added as a Reporting Person in this Amendment, and I.R.E. Properties and Levan Enterprises are removed as Reporting Persons. In addition, Levan BFC Stock Partners LP (“Levan BFC Stock Partners”) is being added as a Reporting Person in this Amendment.

Levan Partners is a Florida limited liability company. Its principal executive office is located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. Levan Partners has no operations and its assets include its direct or indirect ownership of securities of BFC and BBX Capital Corporation (“BBX Capital”), in which BFC has an approximately 52% economic interest and 72% voting interest. Alan B. Levan may be deemed to be the controlling person of Levan Partners, and he serves as a Manager of Levan Partners along with Jarett S. Levan and Susie C. Levan. Levan Partners does not have any officers as of the date of this Amendment. During the last five years, Levan Partners (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Levan BFC Stock Partners is a Delaware limited partnership of which Levan Management LLC (“Levan Management”), a Delaware limited liability company, is the sole general partner. A trust controlled by Alan B. Levan is the sole member of Levan Management. Mr. Alan Levan is the sole executive officer of Levan Management. Levan BFC Stock Partners and Levan Management have no operations and their sole assets are their direct or indirect ownership of shares of BFC’s Class B Common Stock. The principal executive offices of Levan BFC Stock Partners and Levan Management are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. During the last five years, neither Levan BFC Stock Partners or Levan Management (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Alan Levan is the Chairman, Chief Executive Officer and President of BFC, the Chairman and Chief Executive Officer of BBX Capital, and he may be deemed to control BFC and BBX Capital by virtue of his ownership interest in BFC’s Class A Common Stock and Class B Common Stock. Additional information regarding Mr. Alan Levan is set forth in the 2007 Schedule 13D.

Jarett S. Levan serves as Executive Vice President and as a director of BFC. Mr. Jarett Levan also serves as the President and as a director of BBX Capital. Susie C. Levan is a private investor. The address of each of Mr. Jarett Levan and Ms. Susie Levan is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. During the last five years, neither Mr. Jarett Levan nor Ms. Susie Levan (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Jarett Levan and Ms. Susie Levan is a United States citizen. Mr. Jarett Levan is Mr. Alan Levan’s son. Ms. Susie Levan is Mr. Alan Levan’s wife.

Item 4: Purpose of Transaction

On March 18, 2014, Alan Levan and Levan Partners entered into Rule 10b5-1 Trading Plans with Stifel, Nicolaus & Company, Incorporated for the purpose of selling certain shares of BFC’s Class A Common Stock owned by them. The plans provide for the sale by Mr. Alan Levan and Levan Partners of up to 57,672 shares and 850,000 shares, respectively, in each case during a specified term and at sales prices at least equal to a minimum specified price per share. It is intended that the Rule 10b5-1 Trading Plans will allow Mr. Alan Levan and Levan Partners to effect sales of BFC’s Class A Common Stock in compliance with applicable securities laws and regulations, including Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), BFC’s insider trading policies, and the rules, policies and procedures of the markets where the transactions are placed. Mr. Alan Levan has indicated that the Rule 10b5-1 Trading Plans were entered into for tax, estate planning and diversification purposes. A form of the Rule 10b5-1 Trading Plans entered into by Mr. Alan Levan and Levan Partners is filed as Exhibit 2 hereto (without the pricing information and schedules and exhibits to the plans).

Item 5. Interest in Securities of the Issuer

The Reporting Persons, Mr. Alan Levan, Mr. Jarett Levan and Ms. Susie Levan beneficially own shares of BFC’s Class A Common Stock as set forth in the table below.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership(1)	Percent of Class A Common Stock(2)
Levan BFC Stock Partners LP	(1)	2,019,456	2.8%
Levan Partners LLC	(1)	6,633,230	9.2%
Florida Partners Corporation	(1)	1,403,608	2.0%
Alan B. Levan	(1,2,3,4)	14,919,158	19.2%
Jarett S. Levan	(5,6)	256,329	*
Susie C. Levan	(5)	12,640	*

*	Represents less than 1%.
(1)	Includes shares of BFC’s Class B Common Stock beneficially owned by the Reporting Persons and Mr. Alan Levan and Ms. Susie Levan as follows: Levan BFC Stock Partners — 2,019,456 shares; Levan Partners — 707,882 shares; Florida Partners Corporation — 133,314 shares; Mr. Alan Levan — 6,521,228 shares; and Ms. Susie Levan — 1,200 shares. Shares of BFC’s Class B Common Stock are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis. The 6,521,228 shares of BFC’s Class B Common Stock which Mr. Alan Levan may be deemed to beneficially own includes 93,750 shares of BFC’s Class B Common Stock that he may acquire within 60 days pursuant to the exercise of stock options. Mr. Alan Levan’s holdings also include 377,680 shares of BFC’s Class A Common Stock that he may acquire within 60 days pursuant to the exercise of stock options.
(2)	Based on 71,273,141 shares of BFC’s Class A Common Stock outstanding as of March 4, 2014 and, with respect to each individual, the number of shares of BFC’s Class B Common Stock beneficially owned by such individual and the number of shares which may be acquired by such individual within 60 days pursuant to the exercise of stock options, as set forth in footnote 1. Pursuant to the instructions to Item 403 of Regulation S-K, the total number of outstanding shares of BFC’s Class A Common Stock for purposes of calculating the beneficial ownership interest percentage of each person does not include 4,577,220 shares of BFC’s Class A Common Stock, which represents approximately 6% of the total number of outstanding shares of such stock, underlying restricted stock awards as to which BFC’s compensation committee has sole voting power and the award recipients do not have voting or investment power.
(3)	Alan B. Levan may be deemed to be a controlling person of each of Levan BFC Stock Partners, Levan Partners and Florida Partners Corporation. As a result, the shares of BFC’s Class A Common Stock and Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings in the table above and in footnote 1. Mr. Alan Levan’s holdings also include the 11,440 shares of BFC’s Class A Common Stock and 1,200 shares of BFC’s Class B Common Stock held of record by his wife, Ms. Susie Levan.
(4)

John E. Abdo is the beneficial owner of 3,273,797 shares of BFC’s Class B Common Stock. Pursuant to a shareholders agreement dated June 14, 2002 between Mr. Alan Levan and Mr. Abdo (the “Shareholders Agreement”), Mr. Alan Levan and Mr. Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns in the same manner as Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan, votes his shares of BFC’s Class B Common Stock. Accordingly, the holdings of Mr. Alan Levan set forth in the table above and in footnote 1 include the 3,273,797 shares of BFC’s Class B Common Stock beneficially owned by Mr. Abdo. Mr. Abdo has also agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan, prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock.
(5)	As previously described, Mr. Jarett Levan and Ms. Susie Levan serve as Managers of Levan Partners with Mr. Alan Levan. The shares of BFC’s Class A Common Stock and Class B Common Stock held by Levan Partners are not included in Mr. Jarett Levan’s or Ms. Susie Levan’s holdings as neither of them is deemed to have voting or investment power over the shares.
(6)	On March 20, 2014, Mr. Jarett Levan sold 10,753 shares of BFC’s Class A Common Stock in the open market at a price of $3.73 per share. Mr. Jarett Levan’s holdings in the table reflect the sale of those shares.

Except as set forth in footnote 6 above, none of the Reporting Persons, Mr. Alan Levan, Mr. Jarett Levan or Ms. Susie Levan has effected any transaction in any shares of BFC’s Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the material terms of the Rule 10b5-1 Trading Plans set forth in Item 4 are incorporated herein by reference. In addition, the Reporting Persons have entered into a Joint Filing Agreement, dated as of March 21, 2014, which is filed as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 21, 2014, by and between Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC

Exhibit 2	Form of Rule 10b5-1 Trading Plan, dated March 18, 2014 (excluding schedules, exhibits and pricing information)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2014
Date

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC its general partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title